Form 51-102F1

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Management Discussion & Analysis
Interim (unaudited) Consolidated Financial Statements for the
Nine month period ended
September 30, 2005

The following discussion and analysis of the financial position and results of operations for Las Vegas From Home.com Entertainment Inc. (the” Company”) should be read in conjunction with the unaudited interim consolidated financial statements and the notes thereto for the nine month period ended September 30, 2005 and which are prepared in accordance with Canadian generally accepted accounting principals. The unaudited interim consolidated financial statements and notes thereto have not been reviewed by the Company’s Auditor. The following discussion and analysis should also be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2004 and 2003.

The following information will include all the disclosure required under Form 51-102F1 for Interim MD&A.

The following information is prepared as at November 17, 2005.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

The principal business of the Company and its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”) is the development and marketing of software for on-line multi-player interactive card games. The gaming and entertainment operations are carried on by Action. The principal revenues of Action are from collecting rakes, licensing fees and royalties.

Las Vegas From Home.com Entertainment Inc. is a reporting issuer in the Provinces of British Columbia and Alberta and files all public documents on www.sedar.com . The Company is a foreign private issuer in the United States of America and in this respect, files on EDGAR, its annual report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=0001061612&filenum=&State=&SIC=&owner=i nclude&action=getcompany will give you direct access to the Company’s S.E.C. filings.

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

The Company has developed and has built a Software for on-line multi-player interactive card games (the “Company’s Gaming Software”) which is licensed to its wholly owned Antiguan subsidiary Action Poker Gaming Inc. (“Action”).

The Kahnawake Gaming Commission has issued to Action an interactive gaming license to operate and exploit an Internet Gaming Facility located at the facilities of Mohawk Internet Technologies Inc., which is located in the Kahnawake Mohawk Reserve in Canada (the “Kahnawake Interactive Gaming License”).

Action hosts and operates the Company’s Gaming Software to the general public. Action is the owner and operator of the URLs www.tigergaming.com, www.actionpoker.com, www.tigergaming.net, www.holycowpoker.com, www.atlantisworldpoker.com, www.pokerincanada.com and www.pokerincanada.net .

Action licenses the Company’s Gaming Software to several third party operators. For a list of all licensees, please visit www.lvfh.com. Furthermore, Action hosts and operates online poker websites on behalf of its licensees.

During 2005, Action has licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which is operated by Action under the URL www.playvegasfromhome.com.

The principal revenues of Action are from collecting rakes, licensing fees and royalties.

The Company is continually enhancing and upgrading the Company’s Gaming Software in order to retain and increase its customer base.

In June 2003, Action entered into an agreement with Atlantis Casino (“Atlantis”) whereby Atlantis purchased a 35% interest in Action’s monthly net revenues for US$1,000,000. During 2004, the parties entered into an agreement (the “Purchase Back Agreement”) whereby Action purchased back the 35% interest in Action’s monthly net revenues from Atlantis for US$1,000,000 of which US$327,620 remained outstanding as at December 31, 2004. As of March 8, 2005, the outstanding amount was fully paid by the Company. The Company and Action have no further obligations whatsoever to Atlantis.

During the year, the Company was involved in a lawsuit with an arm’s length third party (“Third Party”) for patent infringement. Even though Management of the Company was of the opinion that the lawsuit was frivolous and of no merit, nevertheless, Management decided that it would be more prudent and cost effective to have an amicable out-of-court settlement. Subsequent to year-end, the Company reached an out-of-court settlement whereby the Company had agreed to pay to the Third Party a series of royalty payments, not to exceed the sum of US$200,000, which were payable as follows:

(a)	Four equal instalments of US$25,000 until November 2, 2005;

(b)	Quarterly payments of US$10,000 for every US$1,000,000 of Las Vegas’ cumulative rake income commencing January 1, 2005, for up to US$5,000,000 of Las Vegas’ cumulative rake revenues; and,

(c)	A single payment of US$50,000 for the first subsequent US$5,000,000 of Las Vegas’ cumulative rake revenues after the above mentioned US$5,000,000 would have been reached.

Accordingly, US$200,000 (Cdn$240,400) had been accrued as settlement expense in the statement of operations for the year ended December 31, 2004 and US$175,000 (Cdn $210,350) had been accrued as settlement expense in the statement of operations and deficit for the three month period ended March 31, 2005.

On May 6, 2005, the Company and the Third Party entered into a Modification to “License and Settlement Agreement” of February 17, 2005, whereby the Company paid one final payment of US $90,000 as full and final settlement, and complete release of all the Company’s royalty obligations. As a result, the Company recorded a gain of Cdn $97,382 in its statement of operations and deficit for the nine month period ended September 30, 2005.

Prior to May 6, 2005, the Company had paid US $25,000 to the Third Party.

The Company is not presently a party to any legal proceedings whatsoever.

Pursuant to a Loan Agreement, the Loan from Interactive of US $250,000 (Cdn $275,608) was obtained in June, 2004, and was payable in monthly instalments equal to 5% of Action’s revenues for the first twelve months and 10% of Action’s revenues thereafter until the loan would have been paid. The entire amount was fully repaid by the Company on March 15, 2005. In lieu of interest, the Company was obliged to make monthly bonus payments to Interactive equal to 5% of Action’s revenues for a period of twelve months. Bonus payments totalling US $20,709 were made up to October, 2004. On April 15, 2005, as consideration for the early repayment of the Loan by the Company, Interactive cancelled the Loan Agreement and has forever forgiven all outstanding and future bonus payments that were payable pursuant to the Loan Agreement.

The Company’s Canadian Operation currently employs 34 people consisting of staff and management.

On April 28, 2004, the Company acquired, Action Commerce Limited (UK), a United Kingdom corporation. Action Commerce Limited (UK) is now a wholly owned subsidiary of the Company, and acts as payment processor for the Company and its subsidiaries. Furthermore, the Company has caused to incorporate the following companies which are wholly owned subsidiaries of the Company; (1) Guardian Commerce Limited, (“Guardian”) a St. Kitt’s Corporation which was incorporated to enable the Company’s subsidiaries to continue their business relationship with Optimal Payments Inc., and, (2) APG Enterprises Ltd., a Cypriot Corporation (“APG Cyprus”). The Company’s wholly owned subsidiary, APG Cyprus, has commenced its operations in Cyprus and currently employs 31 people. Upon the dissolution of one of the Company’s former subsidiaries, the Company acquired a 100% interest in 4010493 Canada Inc., a federally chartered Canadian company, which is currently dormant. The Company caused to incorporate two Panamanian subsidiaries during the year, Georgia Enterprises Corp., and Tiger Ventures Corp., both of which are inactive. As the Company has no further use for the Panamanian subsidiaries, they were dissolved on October 31, 2005. The Company’s Armenian subsidiary, APG Enterprises (“APG Armenia”) currently employs 11 people. It is expected that APG Armenia shall increase the Company’s software development resources and shall provide technical and administrative support to APG Cyprus.

At the Annual & Special General Meeting of the Company’s shareholders which was held on June 30, 2005, the shareholders approved the Audited Consolidated Financial Statements for the year ended December 31, 2004 and the Auditor’s report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor. The shareholders also approved: (a) the deletion of the pre-existing Company Provisions in the Notice of Articles of the Company and in substitution, the adoption of a new form of Articles for the Company pursuant to The Business Corporations Act (British Columbia); (b) the increase of the Company’s authorized share capital to an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, in each case without nominal or par value; and (c) the amendment to the Company’s 2004 Stock Option Plan by increasing the maximum number of common shares which may be reserved for issuance pursuant to the Stock Option Plan to 15,866,936 common shares (the “Company’s Amended 2004 Stock Option Plan”).

The Company entered into an agreement on April 20, 2005, with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a “bought-deal” underwritten private placement of Subscription Receipts (the “Brokered Offering”). The Brokered Offering closed on May 13, 2005, and on June 30, 2005, at the Company’s Annual and Special General Meeting, the Company’s shareholders approved the increase of the authorized share capital of the Company to an unlimited number of common shares and an unlimited number of preferred shares, in each case without nominal or par value. As a result and during the third quarter period ended September 30, 2005, 12,485,500 common shares and 6,242,750 share purchase warrants at an exercise price of $1.00 per common share were issued by the Company to various investors pursuant to the Brokered Offering. Total net proceeds received by the Company were $7,487,689. The Company paid the Underwriters an aggregate cash commission of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”) which are exercisable into Units at $0.65 per Unit. Each Unit consists of one common share in the capital of the Company and one half of one share purchase warrant. One whole share purchase warrant is required to purchase one additional common share at $1.00 per share. All share purchase warrants expire on May 13, 2007. The shares, share purchase warrants and Compensation Warrants, which were issued by the Company on July 13, 2005, had hold periods which expired on September 14, 2005, at which time the share purchase warrants commenced trading on the TSX Venture Exchange, under the symbol LVH.WT.

The Company decided not to proceed with the previously announced non-brokered private placement for 1,462,000 Units with a third party, for proceeds of $950,300 on the same terms as the Brokered Offering.

During the first quarter of 2005, the Company had received, from a third party, a subscription for the securities of the Company in the amount of $450,000 which was not accepted by the Company and such amount was returned by the Company to the third party on July 25, 2005.

For the nine month period ended September 30, 2005, the Company recorded revenue of $8,088,943 as compared to $907,455 for the same period in 2004, reflecting a general acceptance of the Company’s Gaming Software by the Company’s Licensees and users of the Company’s Gaming Software. Interest income was $70,657 as compared to $2,991 during the same period in 2004, reflecting an increase in cash balances in the bank. The gain before other items was $1,168,577 compared to a loss of $(1,418,765) for the same period in 2004 even though the total expenses of the Company increased to $6,991,023 reflecting an increase in the level of the Company’s activities, as compared to $2,329,211 for the same period in 2004. Items which contributed to an increase in operating expenses during the nine month period ended September 30, 2005, were as follows; (1) Advertising and promotion expenses were $3,054,859 as compared to $464,131 for the corresponding period in 2004. Increases in Advertising and promotion expenses were mainly due to marketing campaigns that were conducted in order to increase the Company’s revenues; (2) Amortization was $252,999 as compared to $79,958 for the corresponding period in 2004; (3) Bank, interest and foreign exchange fees were $171,792 as compared to $8,920 for the corresponding period in 2004. The increase was mainly due to losses incurred as a result of foreign exchange fluctuations; (4) Commission fees of $28,615 as compared to $Nil for the corresponding period in 2004 were mainly due to the acquisition of Licensees; (5) Consulting and professional fees were $317,855 as compared to $146,943 for the corresponding period in 2004. The increase in Consulting and professional fees was mainly due to stock based compensation; (6) Donations were $50,000 as compared to $Nil for the corresponding period in 2004; (7) Legal, accounting and audit fees were $113,836 as compared to $22,964 for the corresponding period in 2004. The increase was mainly related to the Brokered Offering; (8) License fees were $28,643 as compared to $Nil for the corresponding period in 2004. The increase consists of costs incurred in respect to the Online Casino and the Kahnawake Interactive Gaming License; (9) Management fees were $180,000 as compared to $135,000 for the corresponding period in 2004. The increase was due to the Management Services Agreement which became effective as of July 1, 2005; (10) Office expenses of $256,255 as compared to $85,219 for the corresponding period in 2004 were mainly due to the start-up and ongoing costs and expenses of APG Cyprus and APG Armenia; (11) Regulatory and transfer agent fees were $35,814 as compared to $8,516 for the corresponding period in 2004. The increase is attributable to increased transfer agent activity in connection with the Brokered Offering; (12) Rent was $267,607 as compared to $177,310 for the corresponding period in 2004. The increase is due to rent costs incurred on behalf of APG Cyprus and APG Armenia as well as the bandwidth portion of the Company’s Server Park rent; (13) Salaries and benefit expenses were $1,326,355 as compared to $942,745 for the corresponding period in 2004. This was due to an increase in the Company’s work force and the recognition of stock option compensation expense; (14) Shareholder communication expenses were $15,142 as compared to $5,624 for the corresponding period in 2004. This increase was related to the Brokered Offering which required Shareholder approval; (15) Telephone expense was $39,342 as compared to $(9,296) for the corresponding period in 2004 reflecting an increase in the Company’s activities; (16) Travel, meals and entertainment expenses were $241,513 as compared to $125,443 for the corresponding period in 2004 reflecting an increase in the Company’s activities; and (17) Transaction fees of $610,396 as compared to $49,533 for the corresponding period in 2004 increased significantly due to increased usage of the Company’s gaming software by customers of the Company’s Licensees.

During the nine month period ended September 30, 2005, the Company recognized the amount of $252,478 as stock option compensation expense as compared to $2,323,004 for the fiscal year ended December 31, 2004, (December 31, 2003: $528,457).

During the nine month period ended September 30, 2005, in keeping with Management’s commitment to support worthwhile causes, the Company has made donations totalling $50,000 to the following:- (1) St. Vartan’s Armenian Apostolic Church of British Columbia as to $5,000; (2) the Zajac Ranch for Children as to $5,000, a camp dedicated to “raising the spirits” of children with life threatening, chronic illnesses or disabilities. The Zajac Ranch project is spear headed by the Zajac Foundation, a non-profit organization registered as a charitable institution with the Government of Canada whose mandate is to support children, seniors and those with special needs through innovative community projects focused on developing life long skills and independence, and (3) Street Kids International, as to $35,000, an international charity based in Canada, striving to be the lead organization in developing, disseminating and advocating the practical solutions needed to give street kids around the world the choices, skills, and opportunities to make a better life for themselves and (4) La Relance Jeunes et Familles, as to $5,000, a charitable organization dedicated to helping young people and their families. On a going forward basis, the Company intends to continue and focus its commitment to solely support children’s charitable causes.

For the nine month period ended September 30, 2005, the weighted average gain per common share was $0.015 as compared to a loss of $(0.03) per share during the same period in 2004 and as compared to a loss of $(0.10) per share for the year ended December 31, 2004. Total assets as at September 30, 2005, were $12,323,016 as compared to $664,728 for the corresponding period in 2004 (December 31, 2004: $2,582,847). The Company has equipment leases with a present value of net minimum lease payments of $28,275 as compared to $47,543 for the corresponding period in 2004. (December 31, 2004: $43,094). A certain portion of the obligation for lease payments has been personally guaranteed by the Company’s President, Jacob H. Kalpakian. The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

During the nine month period ended September 30, 2005, the Company had a net gain of $1,265,959; or $0.015 per common share (weighted average), as compared to a net loss of $(1,885,506); or $(0.03) per common share (weighted average), in the same period of 2004 and as compared to a net loss of $(5,346,512), or $(0.10) per common share for the year ended December 31, 2004.

During the nine month period ended September 30, 2005, the Company’s weighted average number of common shares was 83,273,344 as compared to 55,960,996 for the same period in 2004 and as compared to 58,428,307 for the year ended December 31, 2004.

For the nine month period ended September 30, 2005, the Company had a working capital of $8,630,874 as compared to a working capital deficit of ($588,872) in the same period of 2004 and as compared to a working capital deficit of $(619,640) for the year ended December 31, 2004.

Third Quarter, (September 30, 2005)

During the three month [Third Quarter] period ended September 30, 2005, the Company had a net gain of $515,857 or $0.006 per share as compared to a net loss of $(558,394) or $(0.01) per share in the same three month [Third Quarter] period of 2004 and as compared to a net gain of $385,773 or $0.005 per share for the immediately preceding three month period ended June 30, 2005. Total revenues have significantly increased to $3,389,665 as compared to $350,688 for the corresponding Third Quarter period in 2004, and as compared to $2,684,624 for the immediately preceding Second Quarter period ended June 30, 2005 mainly due to a substantial increase in revenues generated from the Company’s Gaming Software in the amount of $3,328,733 for the Third Quarter period ended September 30, 2005 as compared to $349,445 for the corresponding Third Quarter period in 2004 and as compared to $2,676,154 for the immediately preceding Second Quarter period ended June 30, 2005.

Interest income was $60,932 during the Third Quarter period ended September 30, 2005, as compared to $1,243 for the corresponding period ended September 30, 2004 and as compared to $8,470 for the immediately preceding Second Quarter period ended June 30, 2005, reflecting an increase in cash balances in the bank.

For the three month period ended September 30, 2005, (the “Third Quarter”), the Company recorded revenue of $3,328,733 as compared to $349,445 for the corresponding three month period ended September 30, 2004 and as compared to $2,676,154 for the immediately preceding Second Quarter period ended June 30, 2005 reflecting increased acceptance of the Company’s Gaming Software by the Company’s Licensees and users of the Company’s Gaming Software.

Operating costs have increased to $2,873,808 as compared to $881,566 for the same period in 2004 and as compared to $2,396,233 for the immediately preceding Second Quarter period ended June 30, 2005. The increase in the operating expenses reflects an increase in the Company’s activities.

Items which contributed to the increase in operating expenses during the Third Quarter were Advertising and promotion expenses of $1,301,083 as compared to $245,620 for the corresponding period in 2004 and as compared to $1,006,807 for the immediately preceding Second Quarter period ended June 30, 2005; Amortization of $114,802 as compared to $30,166 for the corresponding period in 2004 and as compared to $72,861 for the immediately preceding Second Quarter period ended June 30, 2005; Bank, interest and foreign exchange charges of $168,666 of which $136,132 represents foreign currency losses due to the weakening of the US Dollar versus the Canadian Dollar, as compared to $(630) for the corresponding period in 2004 and as compared to $753 for the immediately preceding Second Quarter period ended June 30, 2005; Donations of $25,000 as compared to $Nil for the corresponding period in 2004 and as compared to $15,000 for the immediately preceding Second Quarter period ended June 30, 2005; Legal, accounting and audit fees of $50,175 as compared to $11,793 for the corresponding period in 2004 and as compared to $29,912 for the immediately preceding Second Quarter period ended June 30, 2005; Management fees of $90,000 as compared to $45,000 for the corresponding period in 2004 and as compared to $45,000 for the immediately preceding Second Quarter period ended June 30, 2005; Salaries and benefits expenses of $523,014 as compared to $ 324,427 for the corresponding period in 2004 and as compared to $469,089 for the immediately preceding Second Quarter period ended June 30, 2005; and Transaction fees of $228,284 as compared to $29,311 for the corresponding period in 2004 and as compared to $205,824 for the immediately preceding Second Quarter period ended June 30, 2005;

The gain before other items was $515,857 during the Third Quarter as compared to a loss of $(530,878) for the corresponding Third Quarter period ended September 30, 2004 and as compared to a gain of $288,391 for the immediately preceding Second Quarter period ended June 30, 2005.

The Net Gain during the Third Quarter was $515,875 as compared to a Net Loss of $(558,394) for the corresponding period in 2004 and as compared to a Net Gain of $385,773 during the immediately preceding Second Quarter period ended June 30, 2005.

The weighted average number of shares during the Third Quarter was 83,273,344 as compared to 55,960,996 for the corresponding period in 2004 and as compared to 77,925,844 during the immediately preceding Second Quarter period ended June 30, 2005. The weighted average gain per common share was $0.006 during the Third Quarter as compared to a net loss of $(0.01) for the corresponding period in 2004 and as compared to a net gain of $0.005 during the immediately preceding Second Quarter period ended June 30, 2005.

Risks related to our Business

The Company, and the Securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company’s Securities:

•	General Risk Factors: Although management of the Company believes that the conduct of Internet gaming related activities by its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”), represents a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities. If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it can have a material adverse impact on the business and financial affairs of the Company.

There is an ongoing effort in the U.S.A. to enact legislation for the prohibition of on-line gaming and for financial transactions pertaining to on-line gaming. The passage of such legislation could substantially and adversely impact the business and financial affairs of the Company and its licensees.

The marketplace for the Company’s Gaming Software is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences. The Company’s products and services compete against those of other companies that have greater financial, marketing, technical and other resources than those of the Company. Any changes in the internet’s role as the premier computer network information service or any shutdown of internet services by significant internet service providers will have an adverse material impact on the Company’s ability to generate revenues. Furthermore, the Company can be severely and adversely affected from power failures, internet slowdowns or failures, software slowdowns or failures and hackings. The Company relies heavily on its employees, the loss of any of whom could have an adverse effect on the Company. The Company also relies on its licensees for the operation of the Company’s Gaming Software, the loss of any of which could have an adverse effect on the affairs of the Company. Changes in policies of companies, financial institutions or banks, that handle credit card transactions and/or other types of financial transactions for on-line gaming, can have an adverse impact on the business and financial affairs of the Company.

The profitability of the Company can be affected by fluctuations in the exchange rate of the US Dollar in relation to the Canadian Dollar due to the fact that the Company’s revenues are generated in US Dollars while a certain portion of the Company’s expenses are incurred in Canadian Dollars.

•	Dilution: There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company’s shareholders.

•	Revenues and Dividends: While The Company has recently started generating meaningful revenues, the Company has not yet established a long term pattern of consistently generating meaningful revenues. The Company intends to retain its earnings in order to finance further growth. Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended September 30, 2005:

For the Quarterly	September 30,	June 30,	March 31,	December 31,
Periods ended	2005	2005	2005	2004
	$
Total Revenues	3,389,665	2,684,624	2,085,311	1,073,518

Income (loss) before other items	515,857	288,391	364,329	(2,176,513)

Earnings (loss) per common share before other items	0.006	0.003	0.005	(0.03)

Fully diluted earnings (loss) per common share before other items	0.00	0.00	0.00	(0.02)

Net income (loss) for the period	515,857	385,773	364,329	(3,461,006)

Basic net earnings (loss) per share	0.006	0.005	0.005	(0.05)

Diluted net earnings (loss) per share	0.00	0.00	0.00	(0.04)

For the Quarterly	September 30,	June 30,	March 31,	December 31,
Periods ended	2004	2004	2004	2003
	$
Total Revenues	350,688	282,979	276,779	261,122

Income (loss) before other items	(530,878)	(429,508)	(458,379)	(1,139,751)

Earnings (loss) per common share before other items	(0.01)	(0.01)	(0.01)	(0.02)

Fully diluted earnings (loss) per common share before other items	(0.01)	(0.01)	(0.01)	(0.01)

Net income (loss) for the period	(558,394)	(862,178)	(464,934)	178,640

Basic net earnings (loss) per share	(0.01)	(0.02)	(0.01)	0.00

Diluted net earnings (loss) per share	(0.01)	(0.01)	(0.01)	0.00

The Company’s business is not of a seasonal nature.

A major portion of the Company’s total revenues have been generated as a result of a general acceptance of the Company’s Gaming Software by the Company’s Licensees and users of the Company’s Gaming Software.

Fluctuations in the exchange rate of the US dollar in relation to the Canadian dollar have a direct impact on the results of the Company’s operations due to the fact that the Company’s revenues are generated in US dollars while a certain portion of the Company’s expenses are incurred in Canadian dollars.

Liquidity and Capital Resources

During the fourth quarter of 2004, and the first, second and third quarters of 2005, the Company experienced meaningful increases in its revenues. In order for the Company to further increase its revenues, the Company must dedicate more resources to marketing and to upgrading the Company’s Gaming Software so as to have a full suite of poker games as well as new products. If the Company is successful in increasing and/or sustaining its revenues, Management is of the opinion that the Company shall be able to fund its marketing and development expenditures from the Company’s increased and/or current cash flow.

The Company entered into Non-Brokered Private Placement Agreements with various parties, dated December 13, 2004, to issue 5,000,000 units at $0.20 per unit for total proceeds of $1,000,000 to the Company, each unit consisting on one common share and one-half of one warrant; each whole warrant entitling the holder to purchase one common share at a price of $0.25 per common share for a period of 24 months. The financing was approved by the TSX Venture Exchange on January 7, 2005, and all units which were issued had a hold period which expired on May 8, 2005.

During the first quarter, the Company received from a third party, a subscription for the securities of the Company in the amount of $450,000 (“Subscription Funds”) which was not accepted by the Company. During the three month period ended September 30, 2005 the Company returned the Subscription Funds to the third party.

The Company entered into an agreement on April 20, 2005, with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a “bought-deal” underwritten private placement of Subscription Receipts (the “Brokered Offering”). The Brokered Offering closed on May 13, 2005. As a result, 12,485,500 common shares and 6,242,750 share purchase warrants at an exercise price of $1.00 per common share were issued to various investors pursuant to the Brokered Offering. Total net proceeds received by the Company were $7,487,689. The Company paid the Underwriters an aggregate cash commission of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”) which are exercisable into Units at $0.65 per Unit. Each Unit consists of one common share in the capital of the Company and one half of one share purchase warrant. One whole share purchase warrant is required to purchase one additional common share at $1.00 per share. All share purchase warrants expire on May 13, 2007. The shares, share purchase warrants and Compensation Warrants, which were issued by the Company on July 13, 2005, had hold periods which expired on September 14, 2005, at which time the share purchase warrants commenced trading on the TSX Venture Exchange, under the symbol LVH.WT.

Proceeds received by the Company from all financings are being utilized for general working capital purposes.

The Company has granted stock options and share purchase warrants to acquire common shares of the Company, at certain prices, to various parties. Should any outstanding stock options or share purchase warrants be exercised by any party, then any funds received by the Company shall be used for general working capital purposes. However, there are no assurances whatsoever that any stock options or share purchase warrants will be exercised before their respective expiry dates.

For the nine month period ended September 30, 2005, a total of 2,487,500 stock options were exercised at prices ranging from $0.12 to $0.19 per common share for total proceeds to the Company of $420,250. 116,000 stock options were cancelled during the period. A total of 1,750,000 stock options were granted at exercise prices ranging from $0.20 to $0.46 per common share for a total stock option compensation expense of $252,478 for the nine month period ended September 30, 2005.

During the nine month period ended September 30, 2005, the Company issued an aggregate of 8,742,750 share purchase warrants, 2,500,000 of which are exercisable at the price at $0.25 per common share and 6,242,750 are exercisable at the price of $1.00 per common share. During the nine month period ended September 30, 2005, a total of 2,430,000 share purchase warrants were exercised at prices ranging from $0.10 to $0.25 per common share for total proceeds to the Company of $428,000.

As of September 30, 2005, the Company had $8,766,516 in cash and term deposits as compared to $65,109 for the corresponding period in 2004 and as compared to $ Nil at December 31, 2004. Marketable securities at September 30, 2005, were $383 as compared to $383 for the corresponding period in 2004 and as compared to $383 at December 31, 2004; Accounts receivable at September 30, 2005, was $1,430,185 as compared to $251,880 for the corresponding period in 2004 and as compared to $1,203,471 at December 31, 2004; Prepaids and security deposits at September 30, 2005, were $10,794 as compared to $6,024 for the corresponding period in 2004 and as compared to $102,899 at December 31, 2004; Due from related parties at September 30, 2005, was $2,441 as compared to $35,489 for the corresponding period in 2004 and as compared to $371,347 at December 31, 2004, Equipment and Software Development at September 30, 2005 was $1,965,917 as compared to $304,901 for the corresponding period in 2004 and as compared to $904,747 at December 31, 2004 and Investments were $146,780 as compared to $Nil for the corresponding period in 2004 and as compared to Nil at December 31, 2004.

As of September 30, 2005, the Company had Bank indebtedness of $Nil as compared to $Nil for the corresponding period in 2004 and as compared to $20,717 at December 31, 2004. Accounts payable and accrued liabilities of $1,512,818 as compared to $820,245 for the corresponding period in 2004 and as compared to $1,361,239 at December 31, 2004; Due to related parties was $44,282 as compared to $74,074 for the corresponding period in 2004 and as compared to $8,525 for the period ended December 31, 2004. Other obligations were $Nil as compared to $Nil for the corresponding period in 2004 and as compared to $516,008 for the period ended December 31, 2004, and the Obligation under capital lease was $19,904 as compared to $17,949 for the corresponding period in 2004 and as compared to $19,904 for the period ended December 31, 2004.

The Company’s working capital as at September 30, 2005, was $8,630,874 as compared to a working capital deficit of $(588,872) for the corresponding period in 2004 and as compared to a working capital deficit of $(619,640) as at December 31, 2004.

Accounts Receivable

The Company’s accounts receivable represents a significant percentage of the Company’s fiscal revenues due to the fact that the Company’s wholly owned Antiguan subsidiary, Action, has entered into Merchant Account Agreements with various internet payment processing companies that hold back 10% of the Company’s funds in trust and as a reserve for a period of 6 months on a revolving basis. This is done so that there are sufficient funds available to the internet payment processing companies should there be any charge-backs during the 6 month “Hold” period. This is the standard practice that is used in the Online Gaming Industry.

Player Deposits:

Player deposits are included in the Company’s Accounts Payables, and represent funds deposited by the Players.

Capitalization of the Company’s Gaming Software:

The types of expenses that were capitalized in 2004 were:-

Rent	Cdn$	10,857
Amortization		11,977
Insurance		885
Interest		1,903
Payroll *		*571,600
Professional and Consulting fees		62,757

	Cdn$	659,979

*?	Does not include any Stock Based Compensation Expense

?	Does not include any Salaries for Administration

?	Does not include any Salaries for Customer Service Employees

?	Payroll is directed at technically feasible programming enhancements only

The types of expenses that were capitalized during the nine month period ended September 30, 2005 were:-

Rent	Cdn$	5,910
Amortization		7,677
Insurance		444
Interest		803
Payroll *		*708,072
Professional and Consulting fees		—

	Cdn$	722,906

*?	Does not include any Stock Based Compensation Expense

?	Does not include any Salaries for Administration

?	Does not include any Salaries for Customer Service Employees

?	Payroll is directed at technically feasible programming enhancements only

Trends

The marketplace for the Company’s business is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences. Consequently, new products are being developed continuously by the Online Gaming Industry in order to satisfy customer demands, and new and costly venues of advertising and promotion are being used by the Online Gaming Industry so as to attract new customers and retain existing ones.

Related Party Transactions

The Company entered into a licensing agreement on November 4, 2002, with Bronx Ventures Inc. (formerly Lucky 1 Enterprises Inc.) [“Bronx”], a related party, for the joint development of certain on-line gaming software consisting of three card games; Pan, Big 2, and Chinese Poker, (the “three card games Software”). In respect to this transaction, the Company received the approval of the TSX Venture Exchange on November 21, 2002. The Company has received from Bronx the agreed license fee of $200,000 for the three card games Software. The three card games Software is equally owned by the Company and Bronx. The Company is the operator of the three card games Software. The Company receives 60% and Bronx receives 40% of all revenues that are generated from the operation of the three card games Software.

The Company’s 60% share of revenues from the three card games Software for the nine month period ended September 30, 2005 was $524,184 as compared to $119,440 for the corresponding period in 2004 and as compared to $438,560 for the year ended December 31, 2004 and its 60% share of revenues for the three month period ended September 30, 2005 was $197,652 as compared to $172,992 for the immediately preceding Second Quarter period ended June 30, 2005.

The Company has paid to Bronx $349,456 representing 40% of revenues generated from the three card games Software for the nine month period ended September 30, 2005 as compared to $79,627 for the corresponding period in 2004 and as compared to $292,372 for the year ended December 31, 2004. The Company has paid $131,768 to Bronx for the three month period ended September 30, 2005 as compared to $115,328 for the immediately preceding Second Quarter period ended June 30, 2005.

For the nine-month period ended September 30, 2005, Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) was paid $180,000 (September 30, 2004: $135,000). For the three month period ended September 30, 2005, Kalpakian Bros. was paid $90,000 (June 30, 2005: $45,000). The principals of Kalpakian Bros. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers. Pursuant to a Management Services Agreement (the “Agreement”) effective July 1, 2005, the remuneration payable to Kalpakian Bros. is $30,000 per month plus GST. Kalpakian Bros. is also entitled to reimbursement for all traveling and other expenses incurred by it in connection with performing its services. The term of the Agreement is for five years and the term automatically extends for additional one-year periods on each anniversary date of the Agreement, unless the Company, not less than 180 days prior to any such anniversary, gives written notice to Kalpakian Bros. that it does not wish to further extend the Agreement. If the Agreement is terminated by the Company other than for just cause, or is terminated by Kalpakian Bros. for good reason, then Kalpakian Bros. is entitled to be paid the annual remuneration for the unexpired term of the Agreement and is also entitled to immediate vesting of all unvested stock options. Kalpakian Bros. may terminate the Agreement on giving four months notice.

The company shares office premises with Bronx, a related company. Bronx invoices the Company, on a monthly basis, for a portion of salaries paid by Bronx. The Company invoices Bronx, on a monthly basis, for a portion of the Rent and Office expenses incurred by the Company.

As of January 7, 2005, Bronx, a related company, has acquired for investment purposes, 1,250,000 units of the Company at a price of $0.20 per unit. Each unit consists of one common share and one-half of one warrant. One whole warrant is required to purchase one common share at $0.25 per share expiring on January 7, 2007. In the future, Bronx may either increase or decrease its’ investment in the Company.

Changes in Accounting Policies

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires all forms of stock based compensation, including stock options to be accounted for using the Fair Value based method and recorded as an expense over the vesting period. Previously, the Company did not record any compensation cost on the granting of stock options to directors, officers, employees and consultants as the exercise price was equal to or greater than the market price at the date of the grants. Accordingly, stock option compensation of $252,478 was recognized as an expense for the nine month period ended September 30, 2005.

Financial Instruments

(i)	Fair value

The carrying value of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, amounts due to and from related parties and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(ii)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii)	Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, risks on accounts receivable is minimal as receivables are from major internet payment processors.

(iv)	Translation risk

The Company translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year. The exchange rate may vary from time to time. This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

(v)	Market risk

The Company is exposed to market risk with respect to its investment in marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Company’s September 30, 2005 Interim (unaudited) Consolidated Financial Statements and the Company’s December 31, 2004 Annual (audited) Consolidated Financial Statements.

Capital Stock

Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred	Exercise	Expiry Dates
		Shares	($) Price per
			common share
Issued and Outstanding
as at November 17, 2005	92,311,678	Nil	N/A	N/A
				Feb 5/06 to
Stock Options	10,259,592	Nil	$0.12 to 0.46	Nov 3/07
Brokers’ Warrants	90,000	Nil	$0.10	Oct 31/06
				Oct 31/06 to
Warrants	*12,867,750	Nil	$0.20 to $1.00	May 13/07
842,771 Compensation Warrants to acquire Units Consisting of:		Nil
common shares	842,771	Nil	$0.65	May 13/07
share purchase warrants	421,386	Nil	$1.00	May 13/07

Fully Diluted as at November 17, 2005	116,793,177	Nil	N/A	N/A

*Of which 6,242,750 warrants commenced trading on the TSX Venture Exchange under the trading symbol “LVH.WT” effective at the opening on September 14, 2005. Each warrant entitles the holder to purchase one common share at a price of $1.00 per share and will expire on May 13, 2007.

Subsequent Events to the nine month period ended September 30, 2005, and up to November 17, 2005.

Subsequent to the nine month period ended September 30, 2005, a total of 50,000 employee stock options were exercised at a price of $0.12 per common share for total proceeds to the Company of $6,000, a total of 27,500 employee stock options at exercise prices ranging between $0.12 and $0.18 per common share were cancelled and a total of 25,000 employee stock options were granted at an exercise price of $0.29 per common share vested over a period of two years.

Subsequent to the nine month period ended September 30, 2005, the Company donated the sum of $1,500 to St. Vartan’s Armenian Apostolic Church in support of its charitable work for the B.C. Children’s Hospital.

Outlook

Industry indications and trends for the sector remain strong as the sector is continuing to enjoy solid results.

The Company is continuing to experience solid growth in Q4 and expects this positive momentum to carry well into 2006. Management believes fourth quarter revenues should range between $3.6 and $4 million.

The Company’s two main brands, www.tigergaming.com (“Tiger”) and www.actionpoker.com (“Action”) are preparing to launch more visible marketing campaigns/promotions. Tiger is continuing to enjoy good brand recognition and customer loyalty in Canada and is set to launch a series of marketing initiatives that should further solidify its position as a favourite on-line poker room in the Country. Action is following suit in the U.S. and abroad and has entered into several relationships which include land based casinos and T.V. advertising, the benefits of which should start to be realized going forward.

The Company’s central poker network known as the Action Poker Network (“APN”) has also enjoyed increased acceptance and this is evident from the increased revenues generated from its existing third party Licensees as well as attracting a higher caliber of prospective Casino and Sportsbook operators interested in licensing the Company’s software. The Company was successful in launching two well known Sportsbook operators in Q3 who are starting to generate encouraging results and which are expected to increase in time.

Furthermore, with its larger software development team, the Company has initiated plans to build additional multi-player games to offer to all existing customers in the APN as well as attracting new ones as a result of the popularity of the newly developed games. Moreover, the new multi-player games under development are already attracting a broader range of licensing opportunities.

Aside from licensing its software, the Company believes that its own operator model operating from licensed jurisdictions gives it a competitive advantage over other poker software providers. The Company believes this will be demonstrated with improving profit margins in fiscal 2006.

The Company intends to fully take advantage of its sizable player database by expanding its casino operations as well as entering other new gaming verticals in the near future as an operator.

With the Company having a solid balance sheet, expanded operational infrastructure, growing visibility, demand for its core product, a growing product pipeline and the launching into other new gaming verticals as an operator, Management of the Company believes the Company is well positioned to become a leading recognized brand name in the industry while at the same time delivering solid financial results.